Exhibit 1.4

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

June 24, 2024

To Our Shareholders:

Inageya Co., Ltd.
Yoshikazu Motosugi
Representative Director and President
Securities code: 8182
To Contact: Kazushige Hamura
Senior Managing Director
(TEL 042-537-5111)

Corrections to Consolidated Financial Report for the Fiscal Year Ended March 31, 2024 (Japanese GAAP) (Corrections and Numerical Data Corrections)

We hereby inform you that our “Consolidated Financial Report for the Fiscal Year Ended March 31, 2024” published on May 10, 2024, have been partially corrected.

The corrected version below includes a few numerical data corrections.

1.	Corrections

In relation to the sale of our subsidiary, Welpark Co., Ltd. (“Welpark”), explained in “Notice Regarding 100% Acquisition of Welpark Co., Ltd. by Welcia Holdings Co., Ltd., Changes in Subsidiary at Inageya Co., Ltd. (share transfer) and receipt of special dividend from such Subsidiary, as well as Recognition of Extraordinary Income” dated April 18, 2024, among all accounting treatment, deferred tax liabilities of 1,231 million yen and income taxes-deferred of 1,231 million yen in the consolidated financial statements, which were planned to be recorded in the first quarter of the fiscal year ending March 31, 2025, will be newly recorded in the fiscal year ending March 31, 2024. As a result, this year’s net profit attributable to shareholders of the parent company has been corrected from 1,728 million yen to 497 million yen. In addition, as we had planned to record the same in the earnings forecast for the second quarter of the fiscal year ending March 2025, we have revised the forecast separately today and revised the consolidated earnings forecast of net profit attributable to shareholders of the parent company for the second quarter of the fiscal year ending March 25 upward.

2.	Reason of Corrections

In the financial statements for the fiscal year ended March 31, 2024, the accounting treatment related to the transfer of shares of Welpark to Welcia Holdings Co., Ltd. (“Share Transfer”), which was the cause of the corrections, have been confirmed with our accounting auditor, Gyosei & Co, and we did not factor in the posting of deferred tax liabilities as a subsequent event in the financial statements. We also received an unqualified opinion in the auditor report of the accounting auditor in accordance with the Companies Act dated May 17, 2024, and proceeded with preparations for holding the annual general meeting of shareholders.

Meanwhile, we plan to appoint Deloitte Touche Tohmatsu LLC (“Tohmatsu”) as accounting auditor from the fiscal year ending March 2025, and Tohmatsu has been reviewing our financial statements and Gyosei’s audit report in preparation for the hand off. During the process, in June, Tohmatsu proposed that the accounting treatment for the sale of shares should be recorded in the financial statements for the fiscal year ending March 2024 in accordance with the standard treatments rather than as a subsequent event, and we discussed with Gyosei and Tohmatsu the necessity of correcting the recording of the deferred tax liabilities. During the discussion, Gyosei informed us on June 17, 2024, that, after a review by its head office, although it should have been recorded based on its initial view that it was a subsequent event, from the materiality viewpoint, it changed its opinion to say that it would not be necessary to correct the financial statements.

On the same day, Tohmatsu informed us that (i) its view remains that the recording should be corrected, (ii) if would be a major fallacy not to make the corrections based on Gyosei’s opinion—i.e., it should have been recorded but correction to the financial statements would not be necessary from the materiality viewpoint, to the financial statements which received an unqualified opinion from an accounting auditor, and (iii) it would not accept the appointment agreement to serve as our new accounting firm if no corrections are made, because not correcting them would cause the opening balance to be off by 1,231 million yen, which will impact its auditing and other activities in the subsequent fiscal periods.

Based on the foregoing, both accounting firms shared a view that recording the deferred tax liabilities in the fiscal year ending March 31, 2024, is the proper accounting treatment, and we also determined it to be the correct measure on June 19, 2024, and hereby make the corrections based on the discussion with the accounting firms and the fact that the contract was entered into on April 18, 2024. The amount added as income tax-deferred is planned to be deducted in the second quarter of the fiscal year ending March 31, 2025, which means that the overall results through the fiscal years ending March 31, 2024, and March 31, 2025, will remain the same.

END